CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/169

07026641

6 September 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

**BY COURIER**

SUPPL

Dear Sirs

**ADR FACILITIES**
**CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)**

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 29 August 2007 (*Announcement of Books Closure Date and Payment Date for the Special Interim Ordinary Dividend*),and
- 6 September 2007 (*Press Release – A New Millennium Hotel in Thailand*);

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
SEP 2 1 2007
THOMSON FINANCIAL

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*
Ms Catherine Loh

dlw 9/18

EL/kw



36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Enid Ling Peek Fong |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 29-Aug-2007 17:23:16 |
| Announcement No. | 00062 |

**>> Announcement Details**

The details of the announcement start here ...

Announcement Title * Announcement of Books Closure Date And Payment Date For The Special Interim Ordinary Dividend

Description

NOTICE IS HEREBY GIVEN that the Ordinary Shares Transfer Books and Register of Holders of ordinary shares of City Developments Limited (the "Company") will be closed on 12 October 2007 to determine the ordinary shareholders' entitlements to the special interim ordinary dividend of 10.0 cents per ordinary share less 18% Singapore income tax in respect of the financial year ending 31 December 2007 (the "Special Interim Dividend").

Duly completed registrable transfers received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 11 October 2007 will be registered to determine ordinary shareholders' entitlement to the Special Interim Dividend.

In respect of ordinary shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the Special Interim Dividend will be paid by the Company to CDP who will distribute the ordinary dividend to the holders of the securities accounts.

The Special Interim Dividend will be paid on 30 October 2007.

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date : 29 August 2007

**Attachments:**

Total size = **0**
(2048K size limit recommended)

**Miscellaneous**

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CITY DEVELOPMENTS LIMITED |
| Company Registration No. | 196300316Z |
| Announcement submitted on behalf of | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted with respect to * | CITY DEVELOPMENTS LIMITED |
| Announcement is submitted by * | Shufen Loh @ Catherine Shufen Loh |
| Designation * | Company Secretary |
| Date & Time of Broadcast | 06-Sep-2007 12:34:44 |
| Announcement No. | 00021 |

**>> Announcement Details**

The details of the announcement start here ...

| | |
|---|---|
| Announcement Title * | Press Release - A New Millennium Hotel in Thailand |
| Description | Please see attached Press Release issued on 6 September 2007. |
| **Attachments:** | Millenium_Sukhumvit_Bangkok-Press_Release.pdf<br>Total size = **85K**<br>(2048K size limit recommended) |

**PRESS**

MILLENNIUM
SUKHUMVIT
BANGKOK

*You are the Centre of Our World*

## A NEW MILLENNIUM HOTEL IN THAILAND

**6 September 2007, SINGAPORE:** The five-star Millennium Sukhumvit Bangkok Hotel, which will open in Thailand this October, marks yet another milestone in Millennium & Copthorne Hotels (M&C) plc's branding commitment to expand the Millennium brand name in the Asia-Pacific region.

Located in one of Bangkok city's prime central areas on Asoke Road (Sukhumvit Soi 21), the hotel is within easy access to the business district, financial institutions and some of the city's best entertainment spots. This latest addition to M&C's portfolio is situated adjacent to the subway and skytrain stations near the Queen Sirikit National Convention Centre. With its central location, the hotel is a 30-minute drive away from Bangkok's new Suvarnabhumi International Airport.

"Thailand has always been such a draw for tourists from all over the world. The presence of Millennium Sukhumvit Bangkok in a key destination like Thailand will reinforce the Millennium brand as a provider of elegant and luxury accommodation," said Mr Kwek Leng Beng, Executive Chairman of the Hong Leong Group Singapore and Chairman of M&C Hotels plc.

The Millennium Sukhumvit Bangkok hotel is managed by M&C Hotels and owned by Thailand-based Fena Estate Company Limited. A joint-venture between Srichawla Family (FICO Group) and City Hotels Pte Ltd (a wholly-owned subsidiary of M&C Hotels), each company owns a 50% interest in the joint-venture.

"This highly-anticipated five-star hotel will complement the unique offerings of our other five-star Thai property – the Millennium Resort Patong in Phuket which is part of the giant Phuket Jungceylon Project. This resort is also slated to open in October," said Mr Michael Sengol, Chief Operating Officer of M&C Hotels plc. "With the anticipated increase in visitor arrivals to Thailand, we look forward to maximising the potential of these unique properties."

Millennium Sukhumvit Bangkok features a sail-like glass façade with an atrium and concept floors. Designed for business and leisure travellers, its 325 "salient" rooms and suites are spacious and tastefully decorated with contemporary Thai-inspired design. The guestroom component comprises 102 superior rooms, 153 superior plus rooms, 55 executive club rooms, 14 standard suites and 1 spacious Presidential Suite. These rooms will be furnished with long bath and separate shower, electronic safe, LCD satellite TV, and Internet access.

MILLENNIUM SUKHUMVIT BANGKOK
Pre-Opening Office, 18/8 Fico Place Building, 3rd Floor Sukhumvit 21 (Asoke) Road, Klongtoey Nua, Wattana, Bangkok
T +662 259 7215-8 • F +662 654 6962
www.millenniumhotels.com
A member of Millennium Hotels & Resorts

Company Reg. No: xxxxxxxxxx

The discerning business traveller will also get to appreciate the hotel's unique blend of cutting-edge technology, stylish meeting spaces and genuinely warm service. "Proximity" key card access to the rooms, Wi-Fi Internet and an in-room media hub are available to meet with today's lifestyle demands.

The hotel's meeting and banquet facilities total over 1,300 square metres in size. Its main ballroom will feature an impressive size of 500 square metres and is estimated to host up to 500 people theatre-style or 350 people in a banquet-style set-up. It will feature full-length ceiling to floor windows that will maximise the use of natural light.

The hotel will have six restaurants and bars that offer authentic Japanese, Italian, Spanish Tapas, Indian, Cantonese and Thai specialities. Other facilities include a business centre, swimming pool, lifestyle spa (The Antidote) and fitness centre, a golf-putting "green" and a multi-storey car park.

**Opening highlights**

To celebrate its opening, Millennium Sukhumvit Bangkok is offering a special introductory room rate starting from **THB 4,199* (approximately US$140/S$216)** per room per night. This offer is valid for stay from 1 November to 31 December 2007. For reservations, telephone (66) 2204 4111, or e-mail rsvn@millenniumsukhumvit.com, or visit www.millenniumsukhumvit.com for details.

Guests can also consider an extended holiday at the Millennium Resort Patong Phuket which is offering a special introductory room rate starting from **THB 4,100* (approximately US$136/S$210)** per room per night. This offer is valid from 1 October to 31 October 2007. For reservations, telephone (65) 6735 7575, or e-mail reservations@millenniumhotels.com, or visit www.millenniumhotels.com for details.

***Applicable taxes, terms and conditions apply.***

-End-

**Notes to Editors:**

*The London-listed M&C Hotels plc, a 53% subsidiary of City Developments Limited (CDL) and part of the Hong Leong Group Singapore, operates in major gateway cities in 17 countries with a portfolio of more than 110 three-, four- and five-star hotels worldwide.*

**For more information, please contact:**

*Nanthirat Prasertzup*
*Director of Marketing Communications*
*Tel: (66) 2204 4000*
*Email: nanthirat.p@millenniumsukhumvit.com*

*Wong Yin Yin*
*Director of Marketing*
*Tel: (65) 6839 2826*
*Email: yinyin.wong@millenniumhotels.com*

*Caroline Francis*
*Assistant Manager*
*Group Corporate Affairs, Hong Leong Group Singapore*
*Tel: (65) 6428 9306*
*Email: caroline@cdl.com.sg*

END